Mail Stop 3010

November 23, 2009

VIA USMAIL and FAX (415) 584-1927

Mr. Howard Mah
Chief Financial Officer
United States Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re:** **United States Natural Gas Fund, LP**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/2/2009**
> **File No. 001-33096**

We have reviewed your response letter dated October 20, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

How Does USNG Operate?, page 5

1. We note your response to previous comment 2; however, we continue to believe that your portfolio composition is material to an investor's understanding of the fund's business. It appears that disclosing your portfolio composition in percentage terms rather than dollar amounts could provide the appropriate information and avoid the concerns expressed in your response regarding volatility in the size of the fund. Disclosure of your portfolio holdings as of the end of each quarter in the fiscal year may address concerns about the limited nature of year-end only disclosure. In addition, we note that such disclosure would appear to be consistent with your financial statement disclosure requirements. Please confirm you will provide disclosure about your portfolio as previously requested or, alternatively, provide a more detailed analysis regarding the materiality of this disclosure.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant